Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: dMY Technology Group, Inc. III

Subject Company: dMY Technology Group, Inc. III

Filer’s Commission File Number: 1-39694

Date: April 13, 2021

Video Script: Quantum 101

Hi! I’m Anastasia Marchenkova, and I have been researching in the quantum field for over 12 years now.

I started my work in 2009 researching quantum telecommunication at Georgia Tech. We increased the coherence time (the length of time the quantum information could be stored), in neutral Rubidium atoms, and proved that quantum entanglement could be preserved when transitioning these photons to different wavelengths.

Then, I went to University of Maryland for my PhD, and got really excited about quantum computing’s move into industry. Since then, I have worked at two early stage quantum computing companies using superconducting qubits.

Now, I’m also a YouTuber who talks Quantum Computing, with the vision of getting more people excited for and actually using quantum computing, now that this has all moved beyond the lab!

So, having been steeped in the quantum computing industry for over a decade, I’m going to give you a quick Quantum 101—covering what makes a quantum computer quantum, and the applications of what quantum computers could maybe do better than classical computers!

Since classical computing emerged in the mid-twentieth century, there has been exponential progress in computer design, with processing power roughly doubling every few years, called Moore’s law.

But even if Moore’s law keeps holding, there are many classes of problems classical computers can’t solve efficiently, no matter how large supercomputers get.

For example, properties of atoms and molecules — necessary information for materials research, drug discovery, and more — can be found by solving the Schrödinger equation. However, the problem gets harder the more components and atoms you add, so exact calculations are hard above just a few atoms, and even approximate solutions are hard above a few dozen atoms.

Instead we build a new system of computing, using quantum bits, or qubits, called quantum computing.

Let’s start by talking about qubits.

In the traditional binary approach to computing, information is stored in bits that are represented logically by either a 0 (off) or a 1 (on).

Quantum computers are based on quantum bits (qubits), which exist in a probability, or superposition, of zero and one—and until you measure or observe it, you don’t know which state it will collapse into. But that doesn’t mean we can just assign a regular bit a value of one half and call it a day.

A qubit is a quantum system that has two states, like a switch, but its special feature is that it can exist in a superposition of these states, meaning that it is in BOTH states simultaneously.

There are many possible ways to make a qubit — as long as you have something quantum that has two states you can control well, it can probably be a qubit. Everything from polarized light to specially-prepared imperfections in diamond. IonQ’s qubits are stored in the “spin” of ionized atoms; they hold them still using specialized chips that produce electromagnetic force fields and then manipulate their spin with lasers.

So, we can take these qubits and build a quantum computer.

A quantum computer is a system that uses the quantum properties of its qubits, like superposition and entanglement, to perform computations. So not only does the qubit have to be quantum mechanical in nature, but we also need to be able to utilize these quantum mechanical properties to perform calculations.

Superposition means that instead of being a 0 or 1 like your computer now, a quantum bit can hold a probability of being a 0 or 1. That means a qubit can be in any one of an infinite number of weighted possibilities of 0 and 1, like 50/50, 70/30, or 84.3/15.7.

When many qubits are brought together, the superpositions become very interesting, like a superposition of 00 and 11 for two qubits. In this example, the qubits are always the same, but individually they are random. This is called “entanglement” and is the key quantum property we need to harness to do quantum computation.

When we say particles are entangled, it means that quantum states are linked to each other, even without physical connections. This purely quantum phenomena doesn’t exist in the classical world. It’s almost like information is spread across the particles: the qubits are wired together but without real wires, even at a distance.

These are non-classical correlations—meaning that quantum physics violates classical laws of nature! Einstein actually didn’t believe this and hated it! After all, it was inconvenient—disproving laws we thought we knew about the world. Einstein incorrectly believed that quantum physics was predetermined, which would have made it more consistent with the world of classical computing.

While entanglement stumped Einstein, today’s physicists can leverage it to make quantum computers more powerful. We can prepare qubits with quantum information and entangle them. When we measure the outcome at the end, all the entangled states affect each other.

A theoretically “perfect” quantum computer can handle 2^n states, a superposition of all n-bit numbers, with n equaling the number of qubits. That means just 100 qubits can have the same computational power as about 10^30 bits!!!

If we look at this just in terms of how much classical memory it would take to describe a quantum computer’s state, it becomes clear how powerful this is. Let’s assume that each number is 1 byte.

At n=30, 2^30 or gigabyte of memory is needed

At n=40, it’s a terabyte

And at n=50, it’s already a petabyte.

And that’s why, even though we can simulate small quantum systems, we can’t really simulate large qubit systems—that’s how quickly the power of a quantum computer scales!

So how do we control quantum computers to actually simulate quantum states, do optimization problems, and solve hard math problems like factorization?

We use gates!

Gates are the ways that we link bits together to perform logical operations. If you’ve studied computer science, you might recognize some classical gates, like AND, NOT, and OR. These gates are the foundation of modern computing: you can compute anything by simply performed a prescribed set of gate operations on bits

Quantum computers have their own set of gates that are very different from the set of classical computing gates, but serve a similar function as the basis for performing operations. For quantum computing, the gates change the quantum state of a qubit. Quantum gates can operate on different numbers of qubits at the same time, producing unique effects that aid in computation. This is particularly meaningful for universal gate quantum computers—quantum computers where all qubits are connected to each other—because it means there is vast flexibility in how computations can be run. IonQ’s quantum computers are one prominent example of this universal gate architecture.

So now that we have our hardware, and our gates, how do we actually apply these gates and write quantum algorithms?

In traditional computer science terminology, an “algorithm” means a set of instructions. But when we talk about quantum algorithms, we mean instructions that actually harness these quantum properties of superposition and entanglement, and can potentially solve these mathematical problems faster than a classical machine. Today, there are only a few dozen or so well-studied quantum algorithms, but we are in early days for quantum computing, with more being discovered every day. And even though there’s a limited number of well-understood quantum algorithms today, the ones that we do know can have a huge impact on very important problems.

Take, for example, Shor’s algorithm, which is often the first algorithm people hear about when learning about quantum. Shor’s algorithm, key to the future of cybersecurity, leverages the difference between how quantum and classical computers approach factoring numbers.

Two of the world’s most common cryptosystems are RSA and elliptic curve cryptography (ECC). When you are online, any information that you exchange is encrypted, often with one or both of these. Both RSA and ECC are vulnerable to attacks by quantum computers.

For example, RSA relies on the hard problem of factoring numbers. Multiplying two prime numbers together is easy, but taking a large number and factoring it to get those two prime numbers is difficult. It would take longer than the age of the universe to factor one 4096-bit key with a classical computer.

Shor’s algorithm uses quantum properties to find the prime factors of a number and can ”undo” this factoring problem much more easily than a classical computer. If executed properly at scale, it could entirely dismantle the basis of modern cryptography. And this algorithm was created in 1994!

Shor’s is just one of dozens of quantum algorithms. Other algorithms, like Grover’s algorithm, can speed up search on an unsorted database, which can be impactful as the amount of data we need to process grows. Grover’s algorithm could be useful for internet search companies, telecom data operations, and more. Algorithms like Quadratic approximate optimization algorithm (QAOA) and quantum unconstrained binary optimization (QUBO) can solve optimization problems like the traveling salesman, antenna placement problems, and graph coloring—these optimization problems quickly become classically intractable, or unable to be solved on classical systems, but have applications ranging from logistics to manufacturing.

Additionally, algorithms like variational quantum eigensolvers, or VQE, have major impacts in quantum chemistry. Beyond chemistry, the solution of these large eigenvalue problems could help us design new materials, such as discovering new materials that stand up to higher heat and strain for airplanes, so maybe we could fly faster, or learn how to make more effective batteries.

It’s worth noting that quantum algorithms are not the solution to every problem. Some big misconceptions are that quantum computers work by trying every possibility at once, or that they can speed up every problem. That’s not the case. Quantum algorithms are faster for a certain set of problems. But even though we only have dozens of quantum algorithms, the impact they can have is huge, since optimization problems are really everywhere and the differential between quantum and classical algorithms is massive!

Now, that sounds exciting—we are harnessing the quantum world and we have all these quantum algorithms with big potential impacts—but when can we run large quantum algorithms on them and get out results that outstrip classical machines? And what’s stopping us from making really big quantum computers right now?

We are currently in the early days of quantum computing- our chips have dozens to a few hundred physical qubits, but have a high error rate, low coherence time, and may need a lot of error correction.

Managing errors is important in quantum systems because quantum states are delicate! Also, quantum information can only be stored for a short amount of time, called the “coherence time”. We need to apply all the gates and read out the data before the quantum bits decohere. Much of the focus in the quantum industry today is on increasing coherence times and decreasing error rates using error correction. Quantum error correction codes, some of which are hardware specific, are a very active topic of research because they can allow us to harness more power from a quantum computer, with fewer qubits. You’ll hear more about IonQ’s error correction tactics from the IonQ team today.

Algorithms like VQE only need a handful of qubits to work and implement a “shallow” circuit! A shallow circuit means one that does not have a lot of sequential gates, and therefore needs less error correction. A solution like Shor’s algorithm, which includes complex circuits with many sequential gates, is considered a “deep circuit.” Solving Shor’s algorithm would take something on the order of 4000 error corrected qubits to break an RSA key, so rest assured that your internet data is still safe for the foreseeable future.

But even as we are talking about qubit counts, the number of qubits isn’t everything! It’s just one way to understand how powerful a quantum computer is, and maybe not even the most important one. Qubit counts don’t mean ANYTHING if they are poorly constructed and are prone to errors.

A few super reliable qubits with long coherence times, where each is directly connected to every other one, are so much more valuable than hundreds of poorly connected, fast decohering qubits with lots of noise. We’ll talk more about the hardware specific implementations of quantum computing and what criteria they do well on, later in today’s presentation.

Now, with the power that quantum computers have, will they ever fully replace classical computers?

Scientists disagree here!

Right now, quantum computers have a small amount of qubits and are expensive, so they will be used for the specific problems where we see the most value. They won’t replace classical machines today and will likely work in tandem with CPUs, just like GPUs and supercomputers do now.

However, maybe in the future, if quantum computers become so cheap and low noise, you may find yourself playing a video game using your quantum computer. It’s not outside the realm of possibility!

The future for quantum computing looks bright. While a lot of the technology is still in the early stage, we do understand the fundamental physics behind quantum computing. We discovered the world of quantum physics 100 years ago. Now, a lot of work is going into exploring hardware implementations, processes, scaling, and understanding how to better control these quantum states.

About IonQ, Inc.

IonQ, Inc. is the leader in quantum computing, with a proven track record of innovation and deployment. IonQ’s 32 qubit quantum computer is the world’s most powerful quantum computer, and IonQ has defined what it believes is the best path forward to scale. IonQ is the only company with its quantum systems available through both the Amazon Braket and Microsoft Azure clouds, as well as through direct API access. IonQ was founded in 2015 by Chris Monroe and Jungsang Kim based on 25 years of pioneering research at the University of Maryland and Duke University. To learn more, visit www.IonQ.com.

About dMY Technology Group, Inc. III

dMY III is a special purpose acquisition company formed by dMY III Technology Group, Harry L. You and Niccolo de Masi for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets.

Important Information About the Proposed Transaction and Where to Find It

This communication may be deemed solicitation material in respect of the proposed business combination between dMY III and IonQ (the “Business Combination”). The Business Combination will be submitted to the stockholders of dMY III and IonQ for their approval. In connection with the vote of dMY’s stockholders, dMY III Technology Group, Inc. III intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the special meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY III’s stockholders and other interested parties are urged to read, when available, the preliminary proxy statement, the amendments thereto, the definitive proxy statement and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY III’s solicitation of proxies for the special meeting to be held to approve the Business Combination and other related matters, as these materials will contain important information about IonQ and dMY III and the proposed Business Combination. Promptly after the registration statement is declared effective by the SEC, dMY will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. Such stockholders will also be able to obtain copies of these materials, without charge, once available, at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com/ or by written request to dMY Technology Group, Inc. III, 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be made directly in this communication. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of dMY’s securities; (ii) the risk that the transaction may not be completed by dMY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by dMY; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of dMY, the satisfaction of the minimum trust account amount following any redemptions by dMY’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (vii) the effect of the announcement or pendency of the transaction on IonQ’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of IonQ; (ix) the outcome of any legal proceedings that may be instituted against IonQ or against dMY related to the merger agreement or the proposed transaction; (x) the ability to maintain the listing of dMY’s securities on a national securities exchange; (xi) changes in the competitive industries in which IonQ operates, variations in operating performance across competitors, changes in laws and regulations affecting IonQ’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xiii) the risk of downturns in the market and the technology industry including, but not limited to, as a result of the COVID-19 pandemic; and (xiv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4, when available, and other documents filed by dMY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and dMY and IonQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither dMY nor IonQ gives any assurance that either dMY or IonQ, or the combined company, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to the Company or the IonQ with respect to any of the foregoing, and this Current Report shall not form the basis of any contract, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

dMY III and IonQ, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of dMY III’s stockholders in respect of the Business Combination. Information about the directors and executive officers of dMY III is set forth in the Company’s Form dMY III’s filings with the SEC. Information about the directors and executive officers of IonQ and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the Business Combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to dMY III’s stockholders in connection with the proposed Business Combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.